March 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald (Ron) E. Alper

Re:	InterPrivate II Acquisition Corp. Registration Statement on Form S-1 Filed February 17, 2021, as amended File No. 333-253188

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of InterPrivate II Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 550 copies of the Preliminary Prospectus dated February 26, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC
as Representative of the Several Underwriters

By:	/s/ Arya Heidari
	Name:	Arya Heidari
	Title:	Vice President

EARLYBIRDCAPITAL, INC.
as Representative of the Several Underwriters

By:	/s/ Michael Powell
	Name:	Michael Powell
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]